FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Special
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003 (March 13, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584, 33-90188, 33-91626, 33-94866, 333-4962, 333-6188, 333-6190, 333-6324, 333-6896, 333-7466, 333-8744, 333-9112, 333-9114, 333-9204, 333-9206, 333-9530, 333-10168, 333-10338. 333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are copies of announcements by The News Corporation Limited (“News Corporation”) of its Second Quarter financial results with Supplemental Information for the quarter ended December 31, 2002 in Australian dollars.

Such announcement was filed with the Australian Stock Exchange and released in New York on February 12, 2003.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: March 13, 2003	By:	/s/ ARTHUR M. SISKIND

Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System

A.	Announcement made by News Corporation of its financial results with Supplemental Information in Australian dollars for the quarter ended December 31, 2002.	6